SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)
                                                           with a copy to:
Jeffrey S. Halis                                           Eli S. Goldberg, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                  (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

           Jeffrey S. Halis ###-##-####
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable

________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

           Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:

           United States
________________________________________________________________________________
      Number of                        7) Sole Voting Power:            299,064*
      Shares Beneficially                 --------------------------------------
      Owned by                         8) Shared Voting Power:               0
      Each Reporting                      --------------------------------------
      Person With:
                                       9) Sole Dispositive Power:       299,064*
                                          --------------------------------------
                                      10) Shared Dispositive Power:          0
                                          --------------------------------------

________________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         299,064*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

         Not Applicable
________________________________________________________________________________
13)      Percent of Class Represented by Amount in Row
         (11):      5.7%*
________________________________________________________________________________
14)      Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* 213,944 shares (4.1%) of Primex Technologies, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 45,300 shares (0.9%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 39,770 shares (0.7%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $1.00 per share, of Primex Technologies, Inc., whose principal executive offices are located at 10101 Ninth Street North, St. Petersburg, Florida 33716-3807.

Item 2.     Identity and  Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of Primex Technologies, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P.

Item 4. Purpose of Transaction.

          The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. Mr. Halis has no plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          Based upon information from Primex Technologies, Inc.'s management as of January 31, 1997 there were issued and outstanding 5,222,572 shares of common stock of Primex Technologies, Inc. As of January 31, 1997, Tyndall Partners, L.P. owned 213,994 of such shares, or 4.1% of those outstanding, Tyndall Institutional Partners, L.P. owned 45,300 of such shares, or 0.9% of those outstanding, and Madison Avenue Partners, L.P. owned 39,770 of such shares, or 0.7% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., in shares of common stock of Primex Technologies, Inc. during the sixty days preceding the date of event which requires filing of this statement (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

    January 10, 1997                  10,000                            $17.50
    January 10, 1997                  29,200                            $17.42
    January 14, 1997                   6,000                            $18.38
    January 14, 1997                  20,000                            $18.19
    January 14, 1997                  27,445                            $18.25
    January 14, 1997                  12,700                            $18.37
    January 15, 1997                   1,500                            $18.37
    January 15, 1997                   9,799                            $18.38
    January 16, 1997                  21,200                            $18.38
    January 16, 1997                  15,710                            $19.00
    January 17, 1997                   5,000                            $19.00
    January 20, 1997                  14,300                            $18.98
    January 30, 1997                   6,400                            $19.29
    January 31, 1997                  22,000                            $19.38
    January 31, 1997                  12,740                            $19.41

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                          Price

                                   (Purchases)

    January 10, 1997                   7,300                            $17.42
    January 14, 1997                  13,800                            $18.25
    January 15, 1997                   1,500                            $18.37
    January 16, 1997                   5,000                            $18.38
    January 16, 1997                   3,100                            $19.00
    January 20, 1997                   5,000                            $19.00
    January 22, 1997                   1,000                            $18.77
    January 31, 1997                   5,500                            $19.37
    January 31, 1997                   3,100                            $19.41

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

         Date                        Quantity                           Price

                                   (Purchases)

    January 10, 1997                   2,400                            $17.42
    January 14, 1997                  11,700                            $18.25
    January 15, 1997                   2,200                            $18.38
    January 16, 1997                   2,000                            $18.38
    January 16, 1997                   2,200                            $19.00
    January 22, 1997                   9,070                            $18.77
    January 22, 1997                   5,000                            $18.94
    January 27, 1997                   5,200                            $17.72

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Primex Technologies, Inc. between Jeffrey S. Halis and any person or entity.

Item 7.    Material to be Filed as Exhibits.

           Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          February 11, 1997



                                           ------------------------------------
                                           Jeffrey S.  Halis, as    a    general
                                           partner   of  Halo Capital  Partners,
                                           L.P.,  the general partner of each of
                                           Tyndall  Partners,  L.P.,     Tyndall
                                           Institutional Partners,    L.P.,
                                           and Madison Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).